Exhibit 99.2

Kappes, Cassiday & Associates

7950 Security Circle Reno, Nevada 89506

Telephone: (775) 972-7575 FAX: (775) 972-4567

Website: www.kcareno.com

CONSENT OF QUALIFIED PERSON

I, Carl Defilippi, RM SME, consent to the public filing of the technical report titled “Unconstrained Feasibility Study - NI 43-101 Technical Report on the Camino Rojo Gold Project - Municipality of Mazapil, Zacatecas, Mexico” dated January 11, 2021 (the “Technical Report”) by Orla Mining Ltd. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated January 11, 2021 (the “News Release”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 9th day of February, 2021

Signed “Carl Defilippi”
Carl Defilippi, RM SME Sr. Project Engineer Kappes, Cassiday & Associates